UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

WEBSTER FINANCIAL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock of Webster Financial Corporation	947890307
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Harriet Munrett Wolfe, Esq.

Executive Vice President, General Counsel and Secretary

Webster Financial Corporation

Webster Plaza

145 Bank Street

Waterbury, Connecticut 06702

(203) 465-4364

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Stuart G. Stein, Esq.

Daniel Keating, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, D.C. 20004-1109

(202) 637-8575

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$109,020,275	$6,084

*       Estimated solely for the purpose of calculating the registration fee and equal to the sum of the product of (a) 224,900 shares of the registrant’s 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock proposed to be exchanged and (b) $484.75 which is the average of the high and low price for such preferred stock on the NASD’s over the counter bulletin board on May 21, 2009.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 for each $1,000,000 of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,084	Filing Party:	Webster Financial Corporation
Form or Registration No.:	SC TO-I	Date Filed:	May 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed by Webster Financial Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on May 28, 2009 (the “Schedule TO”), relating to the Company’s offer to exchange a number of validly tendered and accepted shares of its 8.50% Series A Non-Cumulative Perpetual Convertible Preferred Stock for a number of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), plus cash, on the terms and subject to the conditions described in the Offer to Exchange, dated May 28, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. In connection with the Exchange Offer, the Company is also offering to exchange a number of shares of Common Stock for a number of validly tendered and accepted shares of the 7.65% Fixed to Floating Rate Trust Preferred Securities of Webster Capital Trust IV, guaranteed by the Company. This Amendment No. 1 is filed to provide certain additional information regarding the Tender Offer, supplementing that which was incorporated by reference into the Company’s Schedule TO filed on May 28, 2009.

All information in the Offer to Exchange is incorporated in this Amendment No. 1 by reference to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

(a) The information in the Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO, under the heading “Special Note Regarding Forward-Looking Statements” is revised by amending and restating the first paragraph under such heading as follows:

“This Offer to Exchange contains or incorporates by reference documents containing various forward-looking statements within the meaning of applicable federal securities laws, including Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.”

(b) The information in the Offer to Exchange under the heading “Where You Can Find More Information” is revised by amending and restating the first and second paragraphs as follows:

“We are “incorporating by reference” certain information that we file with the SEC into this Offer to Exchange, which means that we may disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Offer to Exchange. We incorporate by reference into this Offer to Exchange the documents listed below, which were filed with the SEC, and such documents form an integral part of this Offer to Exchange:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;
•	Quarterly Report on Form 10-Q for the period ended March 31, 2009; and
•

Current Reports on Form 8-K filed on January 15, 2009, January 22, 2009, February 19, 2009, February 24, 2009, March 6, 2009, March 10, 2009, March 19, 2009 and May 28, 2009 in each case excluding any information furnished under Item 2.02 or Item 7.01 of such Current Reports.

Any statement contained in this Offer to Exchange or in a document (or part thereof) incorporated or considered to be incorporated by reference in this Offer to Exchange shall be considered to be modified or superseded for purposes of this Offer to Exchange to the extent that a statement contained in this Offer to Exchange or in any other filed document (or part thereof) that is or is considered to be incorporated by reference in this Offer to Exchange modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute part of this Offer to Exchange.”

Item 12.	Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2009

Webster Financial Corporation

By:	/s/ Gerald P. Plush
Gerald P. Plush
Senior Executive Vice President and Chief Financial Officer/Chief Risk Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)*	Offer to Exchange, dated May 26, 2009, and related Letter of Transmittal.

(a)(1)(B)*	Press Release, dated May 26, 2009.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Underwriting Agreement dated June 5, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters (filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(2)	Certificate of Designations establishing the rights of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(3)	Specimen certificate evidencing shares of the Company’s Series A Preferred Stock being registered pursuant to the Company’s registration statement on Form S-3 (333-114091) (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K on June 11, 2008).

(d)(4)	Certificate of Designations establishing the rights of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(5)	Specimen common stock certificate (filed as Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006 and incorporated herein by reference).

(d)(6)	Form of specimen stock certificate for the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(7)	Junior Subordinated Indenture, dated as of January 29, 1997, between the Company and The Bank of New York, as trustee, relating to the Company’s Junior Subordinated Deferrable Interest Debentures (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and incorporated herein by reference).

(d)(8)	Senior Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(9)	Supplemental Indenture, dated as of April 12, 2004, between the Company and The Bank of New York, as trustee, relating to the Company’s 5.125% Senior Notes due April 15, 2014 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2004, and incorporated herein by reference).

(d)(10)	Junior Subordinated Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(11)	First Supplemental Indenture, dated as of June 20, 2007, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(12)	Amended and Restated Trust Agreement, dated as of June 20, 2007, by and among the Company, The Bank of New York, as Property Trustee, The Bank of New York (Delaware Trustee and the Administrative Trustees named therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(13)	Guarantee Agreement, dated as of June 20, 2007, between the Company and The Bank of New York, as Guarantee Trustee (filed as Exhibit 4.6 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(14)	Replacement Capital Covenant, dated as of June 20, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 20, 2007 and incorporated herein by reference).

(d)(15)	Warrant to purchase shares of Company common stock (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 24, 2008 and incorporated herein by reference).

(d)(16)	Mechanics Savings Bank 1996 Officer Stock Plan (filed as Exhibit 10.1 of MECH Financial, Inc.’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference).

(d)(17)	Amendment No. 1 to Mechanics Savings Bank 1996 Officer Stock Option Plan (filed as Exhibit 4.1 (b) of MECH Financial Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(18)	Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 10.2 of MECH Financial, Inc.’s Annual Report on Form 10-K filed with the SEC on March 30, 1998 and incorporated herein by reference).

(d)(19)	Amendment No. 1 to Mechanics Savings Bank 1996 Director Stock Option Plan (filed as Exhibit 4.2 (b) of MECH Financial, Inc.’s Registration Statement on Form S-8 as filed with the SEC on April 2, 1998 and incorporated herein by reference).

(d)(20)	New England Community Bancorp, Inc., 1997 Non-Officer’s Directors’ Stock Option Plan (filed as Exhibit 4.1 of New England Community Bancorp, Inc.’s Registration Statement on Form S-8 as filed with the SEC on October 6, 1998 and incorporated herein by reference).

(d)(21)	Amended and Restated 1992 Stock Option Plan (filed as Annex A to the Company’s definitive proxy materials for the Company’s 2007 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(22)	Amended and Restated Deferred Compensation Plan for Directors and Officers of Webster Bank effective January 1, 2005 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2007 and incorporated herein by reference).

(d)(23)	2001 Directors Retainer Fees Plan (filed as Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on March 21, 2001 and incorporated herein by reference).

(d)(24)	Supplemental Retirement Plan for Employees of Webster Bank, as amended and restated effective January 1, 2005 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on December 21, 2007 and incorporated herein by reference).

(d)(25)	Qualified Performance-Based Compensation Plan (filed as Exhibit A to the Company’s definitive proxy materials for the Company’s 2008 Annual Meeting of Shareholders and incorporated herein by reference).

(d)(26)	Employee Stock Purchase Plan (filed as Appendix A to Webster’s Definitive Proxy Statement filed with the SEC on March 23, 2000 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.